Zi Corporation

Consolidated Interim Financial Statements

June 30, 2008

Consolidated Balance Sheets

	June 30, 2008	December 31, 2007

(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$2,617,541	$4,979,193
Restricted cash (note 5)	—	2,740,702
Accounts receivable, net of allowance of $454,070 (December 31, 2007 - $454,070)	1,670,927	2,644,413
Prepayments and deposits	495,217	677,262

Total current assets	4,783,685	11,041,570
Capital assets - net (note 6)	981,453	931,921
Intangible assets - net (note 7)	3,870,023	3,721,623

	$9,635,161	$15,695,114

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (note 12)	$2,853,584	$4,677,007
Deferred revenue	2,150,780	4,500,044
Deferred tax (note 9)	14,497	14,636

Total current liabilities	5,018,861	9,191,687

Contingent liabilities (note 10)
Going concern uncertainty (note 2)
Shareholders’ equity
Share capital (note 8)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	—	—
Unlimited number of common shares, no par value, authorized, 50,607,957 (December 31, 2007 - 50,557,957) issued and outstanding	115,000,476	114,991,895
Additional paid-in capital	4,349,228	3,860,022
Warrants	1,403,160	1,403,160
Accumulated deficit	(116,255,324)	(113,702,097)
Accumulated other comprehensive income (loss)	118,760	(49,553)

	4,616,300	6,503,427

	$9,635,161	$15,695,114

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Loss

	Three months ended June 30,		Six months ended June 30,

(All amounts in United States of America dollars except share amounts) (unaudited)	2008	2007	2008	2007

Revenue	$2,725,402	$3,489,416	$5,759,065	$6,120,426
Cost of sales	(79,293)	(65,906)	(149,285)	(103,236)

Gross margin	2,646,109	3,423,510	5,609,780	6,017,190

Operating expenses

Selling general and administrative	(2,674,485)	(2,735,189)	(5,452,273)	(5,270,424)
Business taxes	(177,957)	(322,179)	(209,627)	(469,064)
Litigation and legal (note 10)	(289,030)	(437,078)	(503,260)	(871,538)
Product research and development	(787,066)	(551,964)	(1,453,345)	(1,067,856)
Depreciation and amortization	(368,223)	(439,937)	(748,406)	(912,970)

Operating loss before undernoted	(1,650,652)	(1,062,837)	(2,757,131)	(2,574,662)
Interest on capital lease obligation	—	—	—	(43)
Other interest expense	(167)	(538)	(599)	(2,814)
Interest and other income	6,582	79,980	28,060	112,215

Loss before undernoted	(1,644,237)	(983,395)	(2,729,670)	(2,465,304)
Recovery of impaired note receivable	—	130,931	—	130,931
Income taxes recovery (expense) (note 9)	146,396	(334,829)	176,443	(473,774)

Net loss from continuing operations	$(1,497,841)	$(1,187,293)	$(2,553,227)	$(2,808,147)
Gain on disposal of discontinued operations (note 4)	—	—	—	632,601

Net loss	$(1,497,841)	$(1,187,293)	$(2,553,227)	$(2,175,546)
Basic and diluted loss per share from continuing operations (note 12)	$(0.03)	$(0.02)	$(0.05)	$(0.06)
Basic and diluted income per share from discontinued operations (note 12)	$—	$(0.00)	$—	$0.01
Basic and diluted loss per share (note 12)	$(0.03)	$(0.02)	$(0.05)	$(0.05)

Weighted average number of common shares outstanding - basic and diluted	50,576,089	50,542,579	50,567,023	47,358,258
Common shares outstanding, end of period	50,607,957	50,557,957	50,607,957	50,557,957

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Cash Flow

	Three months ended June 30,		Six months ended June 30,

(All amounts in United States of America dollars except share amounts) (unaudited)	2008	2007	2008	2007

Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,497,841)	$(1,187,293)	$(2,553,227)	$(2,808,147)
Items not affecting cash:
Depreciation and amortization	376,709	448,000	764,307	926,118
Stock compensation expense	272,830	163,757	497,788	272,630
Recovery of impaired note receivable	—	(130,931)	—	(130,931)
Decrease (increase) in non-cash working capital
Accounts receivable	1,020,927	(938,673)	973,486	3,046,337
Prepayments and deposits	36,378	(141,173)	182,045	126,988
Accounts payable and accrued liabilities	(1,099,269)	(379,747)	(1,823,423)	(241,211)
Deferred revenue	(1,037,036)	(555,372)	(2,349,264)	(1,636,306)
Deferred tax	(3,690)	138,884	(139)	103,429

Cash flow used in operating activities	(1,930,992)	(2,582,548)	(4,308,427)	(341,093)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares and warrants net of issuance cost	—	—	—	5,533,644
Proceeds from exercise of stock options	—	—	—	94,083
Payment of bank indebtedness	—	—	—	(1,000,000)
Payment of capital lease obligations	—	—	—	(1,833)

Cash flow from financing activities	—	—	—	4,625,894

Cash flow from (used in) investing activities:
Purchase of capital assets	(133,564)	(53,046)	(197,858)	(120,755)
Software development costs	(331,781)	(347,003)	(801,346)	(761,771)
Other deferred costs	—	(14,451)	—	(28,634)
Recovery of impaired note receivable	—	130,931	—	130,931
Changes in restricted cash (note 5)	—	(65,212)	2,740,702	(388,871)

Cash flow from (used in) investing activities	(465,345)	(348,781)	1,741,498	(1,169,100)

Cash flow from (used in) discontinued operations (note 4):
Operating activities	—	—	—	—
Financing activities	—	—	—	—
Investing activities	—	326,347	—	632,601

Cash flow from discontinued operations	—	326,347	—	632,601

Effect of foreign exchange rate changes on cash and cash equivalents	22,136	46,664	205,277	71,580

Net cash inflow (outflow)	(2,374,201)	(2,558,318)	(2,361,652)	3,819,882
Cash and cash equivalents, beginning of period	4,991,742	8,051,047	4,979,193	1,672,847

Cash and cash equivalents, end of period	$2,617,541	$5,492,729	$2,617,541	$5,492,729

Components of cash and cash equivalents
Cash	$2,617,541	$2,404,661	$2,617,541	$2,404,661
Cash equivalents	—	3,088,068	—	3,088,068

Total cash and cash equivalents	$2,617,541	$5,492,729	$2,617,541	$5,492,729
Supplemental cash flow information
Cash paid for interest	$167	$538	$599	$2,857
Cash paid for income taxes	$—	$400,646	$5,171	$460,167

See accompanying notes to unaudited consolidated financial statements.

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

1. Nature of Operations

Zi Corporation (the “Company” or “Zi”) is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to provide discovery and usability solutions for mobile search, input and advertising. Products include Qix™, a search and discovery engine, Decuma™ for natural handwriting which now includes prediction technology, eZiText™ for one-touch predictive text entry, and eZiType™ predictive keyboard entry with auto-correction. Zi markets these products directly to original equipment manufacturers, original design manufacturers and network operators.

2. Going Concern Uncertainty

As at June 30, 2008, the Company had an accumulated deficit of $116,255,324 and, for the six months then ended, incurred a loss of $2,553,227 from continuing operations and used cash in operating activities of $4,308,427. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital, if and when necessary, to meet the Company’s obligations and repay liabilities arising from the normal course of operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern which is to achieve profitability through cost containment and revenue growth. The Company has reduced its losses and plans to ultimately achieve profitable operations. There is significant uncertainty that the Company will be successful in executing this plan. Should it fail to achieve profitability, or if necessary, raise sufficient capital to sustain operations, it may be forced to suspend operations, and possibly even liquidate assets and wind-up and dissolve the Company.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3. Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2007 annual consolidated financial statements; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2007 annual consolidated financial statements. In management’s opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Use of estimates

The preparation of these consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for deferred tax assets, accrued liabilities and revenues, and revenue for other product revenue using the percentage of completion method, and reflect management’s best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company.

The Company consolidates an entity’s financial statements when the Company either will absorb a majority of the entity’s expected losses or residual returns, in the case of a variable interest entity, which there were none at June 30, 2008 and December 31, 2007, or has the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when the Company does not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, the Company accounts for the entity under the equity method.

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company’s total comprehensive income (loss) was as follows:

	Three months ended June 30,		Six months ended June 30,

	2008	2007	2008	2007

Other comprehensive income Translation adjustment	$12,672	$314,408	$168,313	$138,261

Other comprehensive income	12,672	314,408	168,313	138,261
Net loss for the period	(1,497,841)	(1,187,293)	(2,553,227)	(2,175,546)

Total comprehensive loss	$(1,485,169)	$(872,885)	$(2,384,914)	$(2,037,285)

Revenue recognition

Revenues from software licensing royalties related to the sale of the product in which the Company’s technologies have been embedded are recognized in accordance with Statement of Position 97-2 (“SOP”), “Software Revenue Recognition”.

Under software licensing arrangements, the Company recognizes revenues – provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized once clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Revenues from software licensing royalties related to the sale of the product in which the Company’s technologies have been embedded are recorded as earned.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. These revenues are recognized ratably over the term of the contract.

The Company reports revenue on a gross basis in the People’s Republic of China (“PRC”). The amount of taxes collected from customers and remitted to the governmental authorities were $125,446 and $245,097 for the three and six month periods ended June 30, 2008 (June 30, 2007 – 110,954 and 393,380), respectively.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in note 8. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock. New common stock is issued upon exercise of stock options and Restricted Stock Units (“RSUs”), and the issuance of Restricted Stock Awards (“RSAs”).

The Company recognizes its stock-based compensation expense in accordance with Statement of Financial Accounting Standards (“FAS”), No. 123(R), “Share Based Payment” (“FAS No. 123(R)”). This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (for example, stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option. The expected life and expected forfeiture rate of the options is based on the Company’s historical experience for various categories of employees receiving stock option grants. The Company accounts for RSAs and RSUs in accordance with FAS No. 123(R), and records the fair value of RSAs and RSUs using the Black-Scholes closed form model on the date of grant with the related compensation expense recognized over the vesting period.

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Intangible assets

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products’ commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Costs of start-up activities and organizational costs are expensed as incurred. Start-up costs include those one-time activities related to organizing a new entity.

The Company records intangible assets, excluding goodwill and intangible assets with indefinite lives at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:

Customer agreements	4.5 years
Patents and trademarks	11 years
Software development costs	3 years

Goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired, such as, the loss of a patent litigation or a significant decline in the Company’s revenue.

Income taxes

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. Should the Company incur any interest and penalties related to unrecognized tax benefits, these amounts will be recorded in income tax expense (see note 9).

Recent accounting pronouncements

In March 2008, FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“FAS 161”) which changes the disclosure requirements for derivative instruments and hedging activities. FAS 161 is intended to enhance the current disclosure framework in FAS 133, “Accounting for Derivative Instruments and Hedging Activities”. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has not historically entered into derivative instruments and hedging activities. However, the Company is considering on actively managing its foreign exchange risks which includes entering derivative and hedging contracts if appropriate. Accordingly, the Company will be required to disclose its potential hedging activities in accordance of FAS 161 for years beginning after November 15, 2008.

In December 2007, FASB issued FAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements,” (“FAS 160”). FAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income (loss) attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. FAS 160 also establishes additional reporting requirements that identify and distinguish between the interest of the parent and the interest of the noncontrolling owners. FAS 160 is effective for fiscal years beginning after December 15, 2008. The adoption of FAS 160 will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company adopted FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No.115”. The statement provides companies with an option to report selected financial assets and liabilities at fair value. The Company determined that the adoption of FAS 159 will not have a significant impact on its consolidated operations and financial condition.

The Company adopted FAS No. 157 “Fair Value Measurements”. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company determined that the adoption of FAS 157 will not have a significant impact on its consolidated operations and financial condition.

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Securities and Exchange Commission (“SEC”) commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, instead of shareholders’ equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would not be required to adopt it until the matter had been settled, and then would be able to do so as a change in accounting policy. In June 2008, the Emerging Issues Task Force (“EITF”) issued EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”, effectively settling this issue. The Company does not have warrants outstanding that meet the definition of a derivative under FAS 133 as at June 30, 2008. However, the Company did in previous years have warrants that met this definition. As a result, the Company will be required to record a cumulative adjustment to its opening Shareholder’ Equity on January 1, 2009. The cumulative adjustment amount is expected to be material but has not been determined as at June 30, 2008.

4. Disposition of Archer Education Group Inc.

Effective March 27, 2007, the Company sold its minority interest in Archer Education Group, Inc. (“Archer”) for total proceeds of $632,601. There were no contingent considerations or performance criteria in the sale agreement.

The Company’s proportionate share of the loss from Archer’s operations for the period ended March 27, 2007 had not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund this loss. In addition to this, Archer did not complete any private placements between January 1, 2007 and March 27, 2007; therefore, the Company was not required to recognize any potential dilution gains resulting in an increase in its net investment in Archer. As a result, the full amount of the proceeds were recognized as a gain on disposal of discontinued operations in the six month period ended June 30, 2007.

5. Restricted Cash

Funds held in one of the Company’s Chinese subsidiaries had been restricted for use in funding the day-to-day operations of that subsidiary, and were not fully available to fund the non-Chinese operations of the Company. In the first quarter of 2008, the Company established an inter-company royalty program, the effect of which is the Company can periodically charge a royalty to its Chinese subsidiaries and have that subsidiary transfer the cash to one of its entities in Canada. Thus, it is no longer necessary to classify such funds as restricted.

As a result of the royalty program as at June 30, 2008 cash previously classified as restricted has now been classified as cash and cash equivalents (as at December 31, 2007, restricted cash was $2,740,702).

6. Capital Assets

June 30, 2008	Cost	Accumulated amortization	Net book value

Computer and office equipment	$3,605,173	$2,623,720	$981,453
Leasehold improvements	643,100	643,100	—

Total	$4,248,273	$3,266,820	$981,453

December 31, 2007

Computer and office equipment	$3,451,494	$2,524,131	$927,363
Leasehold improvements	652,821	648,263	4,558

Total	$4,104,315	$3,172,394	$931,921

7. Intangible Assets

June 30, 2008	Cost	Accumulated amortization	Net book value

Patents	$2,002,437	$982,055	$1,020,382
Trademarks	83,700	26,632	57,068
Customer agreements	221,347	169,028	52,319
Software development costs	14,480,617	11,740,363	2,740,254

Total	$16,788,101	$12,918,078	$3,870,023

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

December 31, 2007

Patents	$1,929,014	$880,893	$1,048,121
Trademarks	78,150	21,314	56,836
Customer agreements	206,669	135,275	71,394
Software development costs	14,018,585	11,473,313	2,545,272

Total	$16,232,418	$12,510,795	$3,721,623

During the three and six month periods ended June 30, 2008, $331,781 and $801,346 (June 30, 2007 – $347,003 and $761,771), respectively, of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three month period ended June 30, 2008 includes $249,079 of amortization of deferred software development costs and $45,600, $1,899 and $12,056, respectively, of amortization of patents, trademarks and customer agreements (June 30, 2007 – $298,823, $40,494, $1,655 and 10,507, respectively). Amortization for the six month period ended June 30, 2008, includes $506,210 of amortization of deferred software development costs and $89,828, $3,711 and $23,552, respectively, of amortization of patents, trademarks and customer agreements (June 30, 2007 – $633,199, $79,857, 3,277, and $20,800, respectively).

The company assesses the value of its intangible assets on an annual basis. In addition the Company continually monitors the value of its intangible assets for changes in circumstances including but not limited to: significant underperformance relative to historical or projected results, significant changes in the Company’s business or use of assets, and significant negative industry or economic trends. Any identified impairments are recorded in the reporting period identified. The Company evaluated its other intangible assets at September 30, 2007 and determined that no impairment had occurred. Since then there have been no significant changes in the Company’s business or use of assets, and significant negative industry or economic trends that could indicate impairment.

The following is the estimated amortization expense of intangible assets for each of the next five years:

2008	$1,201,156
2009	611,131
2010	202,736
2011	149,032
2012	140,375

Total	$2,304,430

The estimated amortization expense includes the amortization of deferred software costs whose products have been commercially released. The Company has deferred software costs for products pending commercial release. In addition, the Company continues to defer software costs. The additional cost and commercial release dates for these products are uncertain; accordingly, the above table does not include the estimated amortization expense for products pending commercial release.

8. Share Capital

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for net proceeds of $5,533,644. The Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to 10 percent of the gross proceeds of such private placement, with eight percent to be paid in the form of cash and two percent to be paid in the form of units equal to the price paid per unit.

Each unit issued in the private placements consisted of two-fifths of a stock purchase warrant. Each whole stock purchase warrant is exercisable to purchase one share of the Company’s stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. An additional eight percent commission is payable to the placement agent on the gross proceeds of the cash exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds of the cash exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. The placement agent has also been issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. As at June 30, 2008, there were 1,709,532 stock purchase warrants outstanding (December 31, 2007 – 1,709,532).

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

NASDAQ Listing

On February 1, 2008 the Company received a NASDAQ Staff Deficiency Letter dated January 30, 2008 stating that the bid price of Zi’s common shares had closed below $1.00 per share for 30 consecutive days. As a result, in accordance with Marketplace Rule 4310(c)(8) (“the Rule”), Zi was granted 180 calendar days, or until July 28, 2008, for the bid price of its common shares to close at $1.00 or more for a minimum of 10 consecutive business days. As of July 28, 2008, Zi had not achieved compliance with the Rule, and did not qualify for an additional 180 calendar days to meet the Rule requirements.

On August 1, 2008, the Company received a letter from NASDAQ indicating that the Company had failed to regain compliance with NASDAQ’s minimum bid price requirement of US$1.00 per share for continued listing of the Company’s common shares on the NASDAQ Capital Market as set forth in Marketplace Rule 4310(c)(4) (the “Staff Determination”). In accordance with the Marketplace Rules, the Company had initially been provided with a grace period of 180 calendar days, or until July 28, 2008, to regain compliance with the minimum bid requirement. The Company was unable to comply with the minimum bid requirement as of such date and also was unable to satisfy the other initial listing criteria for the NASDAQ Capital Market that would have provided it with an additional 180 calendar day grace period to meet the minimum bid price requirement.

Following procedures set forth in the NASDAQ Marketplace Rule 4800 series, the Company requested a hearing before a Panel to review the Staff Determination. The hearing request suspends the delisting of the Company’s common shares, pending the decision of the Panel, allowing it to continue to trade on the NASDAQ Capital Market. At the hearing, to be held on September 18, 2008, the Company will request continued listing on the NASDAQ Capital Market, based upon its plan for demonstrating compliance with the applicable listing requirements. Pursuant to the NASDAQ Marketplace Rules, the Panel has the authority to grant the Company up to an additional 180 days from August 1, 2008 (i.e., January 28, 2009) to implement its plan of compliance. The Company is currently considering all actions that may allow it to regain compliance with the applicable NASDAQ listing standards and maintain its NASDAQ listing. There can be no assurance, however, that the Panel will grant the Company’s request for continued listing on the NASDAQ Capital Market.

In the event that the Panel denies the Company’s request for continued listing on the NASDAQ Capital Market, the Company’s common shares could be eligible for quotation and trading on the Over-the-Counter Bulletin Board. Additionally, trading of the Company’s shares will continue on the Toronto Stock Exchange.

Stock-based Compensation

At June 30, 2008, the Company maintained a stock-based compensation plan (the “Plan”). The Plan provides that stock options, RSAs (in the case of participants subject to taxation in the United States) and RSUs (in the case of participants subject to taxation in Canada) may be granted by the Company to officers, directors, employees and service providers of the Corporation, or of any affiliate or subsidiary of the Corporation from time to time up to a maximum of fifteen (15%) percent of the Company’s issued capital. The number of the common shares which may be reserved specifically for issuance in respect of RSAs and RSUs shall not exceed 7,583,693 common shares. Any expiration, cancellation or exercise of stock options pursuant to the provisions of the Plan will allow the Company to re-grant the options on a continuous revolving and reloading basis. Any expiration or cancellation of RSAs and RSUs become available for re-granting by the Company. Any increase in the issued and outstanding common shares will result in an increase in the maximum number of common shares reserved for issuance under the Plan. As at June 30, 2008, the Corporation had 50,607,957 common shares issued and outstanding. Accordingly, 7,591,194 common shares may be reserved for issuance under the Plan as at that date. The Plan is required to be re-approved by shareholders every three years. At June 30, 2008, the Company has 2,872,661 stock options, RSAs, and RSUs (December 31, 2007 – 2,588,619) which may be reserved for issuance in the future under the Plan.

Stock options, RSAs and RSUs awarded under the Plan may be subject to performance criteria before vesting. Share compensation expense is recorded if the performance criterion is more likely than not to be achieved. Share compensation expense is not recorded if the performance criterion is unlikely to be achieved. Under the terms of the Plan, stock options, RSAs and RSUs may be granted at the discretion of the Board of Directors. The stock option price equals the greater of the five day weighted average price or closing price of the Company’s shares on the day preceding the date of grant. The stock options, RSAs and RSUs are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

During the three and six month periods ended June 30, 2008, nil and nil, respectively, stock options were exercised (June 30, 2007 – nil and 55,000, respectively). During the three and six month periods ended June 30, 2008, 950,000 and 955,000, respectively, stock options were granted by the Company (June 30, 2007 – 66,700 and 788,700, respectively). As at June 30, 2008 and December 31, 2007, the Company has a total of 4,593,533 and 4,995,075 outstanding stock options, respectively, which expire over a period of one to five years.

During the three and six month periods ended June 30, 2008, nil and nil, respectively, RSUs were exercised (June 30, 2007 – 24,991and 37,486). In the three and six month periods ended June 30, 2008, 75,000 and 75,000, respectively, RSUs were granted by the Company (June 30, 2007 – nil and nil, respectively). As at June 30, 2008 and December 31, 2007, the Company has a total of 75,000 and nil outstanding RSUs, respectively, which expire over a period of one to five years.

In the three and six month periods ended June 30, 2008, 50,000 and 50,000, respectively, RSAs were issued by the Company (June 30, 2007 – nil and nil, respectively). Accordingly, the Company issued 50,000 common shares which are restricted from trading and cancellable if certain service criteria are not met. As at June 30, 2008, 37,500 RSAs remain restricted from trading and cancellable.

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Compensation expense related to stock options, RSAs and RSUs are based on the fair value of the underlying shares on the date of grant. Compensation expense related to stock options, RSAs and RSUs granted pursuant to the stock-based compensation plan was determined based on the estimated fair values using the Black-Scholes Option Pricing Model. Stock options, RSUs and RSAs granted during the three and six month periods were granted with the following assumptions:

	Three months ended June 30,		Six months ended June 30,

	2008	2007	2008	2007

Risk free interest rate	2.98% - 3.24%	4.64% - 4.65%	2.98% - 3.24%	3.94% - 4.65%
Expected term in years	3.0 - 4.0	3.0 - 4.0	3.0 - 4.0	1.0 - 4.0
Expected dividend yield	0%	0%	0%	0%
Weighted average volatility	95.15%	61%	95.18%	85%
Expected volatility	88.99% - 104.4%	92% - 106%	88.99% - 104.4%	89% - 106%

Stock options, and RSUs activity and related information for the three and six month periods ended June 30, 2008 and 2007 are as follows:

Three months ended June 30, 2008	Shares under options, and RSUs	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value

Outstanding, beginning of period	4,902,200	$2.09
Granted	1,025,000	0.48
Exercised	—	—
Forfeited	(63,667)	(1.16)
Expired	(1,195,000)	(3. 23)

Outstanding, end of period	4,668,533	$1.47	3.78 years	$—

Exercisable, end of period	1,815,363	$2.15	2.80 years	$—

Weighted average fair value of stock options and RSUs granted during the period				$0.31

Three months ended June 30, 2007	Shares under options, and RSUs	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value

Outstanding, beginning of period	3,703,075	$2.38
Granted	66,700	1.11
Exercised	(24,991)	—
Forfeited	—	—
Expired	(19,334)	(2.13)

Outstanding, end of period	3,725,450	$2.58	3.06 years	$79,219

Exercisable, end of period	2,671,150	$2.94	4.34 years	$—

Weighted average fair value of stock options, and RSUs granted during the period				$0.56

Six months ended June 30, 2008	Shares under options, and RSUs	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value

Outstanding, beginning of period	4,995,075	$2.25
Granted	1,030,000	0.48
Exercised	—	—
Forfeited	(73,667)	(1.16)
Expired	(1,282,875)	(3.36)

Outstanding, end of period	4,668,533	$1.47	3.78 years	$—

Exercisable, end of period	1,815,363	$2.15	2.80 years	$—

Weighted average fair value of stock options and RSUs granted during the period				$0.31

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Six months ended June 30, 2007	Shares under options, and RSUs	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value

Outstanding, beginning of period	3,999,982	$2.49
Granted	788,700	1.88
Exercised	(92,486)	(1.05)
Forfeited	(666)	(2.48)
Expired	(970,080)	(2.68)

Outstanding, end of period	3,725,450	$2.58	3.06 years	$79,219

Exercisable, end of period	2,671,150	$2.94	4.34 years	$—

Weighted average fair value of stock options and RSUs granted during the period				$1.00

A summary of the status of the Company’s unvested options and RSUs as at June 30, 2008 and 2007, and changes during the three and six month periods then ended is presented below:

Three months ended June 30,	2008		2007

	Shares under options, and RSUs	Weighted average grant date fair value	Shares under options, and RSUs	Weighted average grant date fair value

Unvested, beginning of period	2,050,587	$0.68	1,062,333	$0.93
Granted	1,025,000	0.35	66,700	0.56
Vested	(158,750)	(0.44)	(74,733)	(1.15)
Forfeited	(63,667)	(0.57)	—	—

Unvested, end of period	2,853,170	$0.60	1,054,300	$0.97

Six months ended June 30,	2008		2007

	Shares under options, and RSUs	Weighted average grant date fair value	Shares under options, and RSUs	Weighted average grant date fair value

Unvested, beginning of period	2,253,670	$0.72	404,499	$0.50
Granted	1,030,000	0.35	788,700	1.00
Vested	(356,833)	(0.91)	(138,233)	(1.12)
Forfeited	(73,667)	(0.57)	(666)	(1.25)

Unvested, end of period	2,853,170	$0.60	1,054,300	$0.97

The stock-based compensation expense included in the Company’s consolidated statement of loss was as follows:

	Three months ended June 30,		Six months ended June 30,

	2008	2007	2008	2007

Selling general and administrative	$246,922	$152,049	$436,073	$249,078
Product research and development	25,908	11,708	61,715	23,552

Total stock-based compensation expense	$272,830	$163,757	$497,788	$272,630

As of June 30, 2008, there was $926,891 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.37 years. The total fair value of shares vested during the three and six month periods ended June 30, 2008 was $75,218 and $332,011, respectively.

9. Income Taxes

Income tax expense is comprised of the expense for the Company’s profitable Chinese operations and a credit representing the reversal of a tax provision taken in the third quarter of 2007 which related to the review of the Company’s international transfer pricing policies and procedures by the Canada Revenue Agency (“CRA”). On July 19, 2008 the Company received an official letter from the CRA stating that its audit for the 2002 and 2003 tax years was complete and that no adjustments were required to the Company’s previously-filed tax returns. Accordingly, the Company has reversed the provision that related to the 2002 and 2003 tax years in the second quarter of 2008.

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

As of June 30, 2008, and December 31, 2007, the Company recorded future income taxes of $14,497 and $14,636, respectively. Future income taxes result from differences in tax reporting with the Company’s Chinese operations. The Chinese tax authorities require the Company’s Chinese operations to report earnings under PRC GAAP, which differs from U.S. GAAP. Accordingly, future income taxes are recorded when the Company’s Chinese operations are adjusted to U.S. GAAP.

The Company is subject to income taxes in Canada, United States, China, Hong Kong, and Sweden. Consequently, the Company files income tax returns in each of these jurisdictions. The Company is generally no longer subject to income tax examinations by Canadian tax authorities for years before 2001; 2002 for the United States; 1998 for China; 2000 for Hong Kong; and, 2001 for Sweden.

10. Contingent Liabilities and Guarantees

Commencing on March 11, 2005, the Board of Regents of the University of Texas System (“U of T”) filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 (“112 Patent”) in the U.S. District Court for the Western District of Texas, Austin Division. The defendants included customers of the Company as well as customers of the Company’s competitors. The Company itself was not a named party in the action. In order to defend the legitimacy of the licensed software and maintain the relationships with its licensees, the Company made the business decision to actively participate in the costs of the legal defense. Accordingly, and without any admission of liability, the Company agreed to assume the defense of five of its customers, four of which the Company settled since the costs of defense outweighed the cost of settlement.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of U.S, Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants, including the remaining customer whose defense the Company had assumed. The plaintiff subsequently filed an appeal but the original finding of the District Court was upheld by the Appeals Court in July 2008. The U of T subsequently filed a petition for a rehearing on August 8, 2008. The court has 14 days to determine if the petition has any merit.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11. Segmented Information

Zi Corporation develops software designed to provide discovery and usability solutions for mobile search, input and advertising through its Zi Technology business segment. Zi Corporation has a singular focus: to make mobile devices smarter and easier to use. The result is richer, more personalized interaction for quicker, easier communication in 70 different language databases for use around the world.

Zi’s product portfolio includes four products. Qix is a search and discovery engine that provides a quick and easy method for accessing a phone’s full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is an interactive handwriting input product that mimics how humans write with pen on paper - naturally and efficiently - in a broad range of languages. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user’s own language patterns and behavior. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user’s text entry experience by enhancing typing speed and spelling accuracy. Zi markets these products directly to original equipment manufacturers, original design manufacturers and network operators.

Segmented Financial Information is reported under the contracting Zi subsidiary’s country of residence. Other operating expenses include unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company’s primary operations are located in North America. The Company operates two reportable business segments (Zi Technology and Corporate) in five reportable geographic locations in which those subsidiaries reside:

Three months ended June 30,	Revenues	Amortization	VAT	Other operating expenses	Operating profit (loss), before interest and other income

2008
Zi Technology	$2,725,402	$356,937	$125,446	$3,171,200	$(928,181)
Corporate	—	19,772	—	702,699	(722,471)

Total	$2,725,402	$376,709	$125,446	$3,873,899	$(1,650,652)
Interest expense and interest and other income					6,415

Loss before income taxes					(1,644,237)

2007
Zi Technology	$3,489,416	$407,763	$282,786	$2,715,754	$83,113
Corporate	—	40,237	—	1,105,713	(1,145,950)

Total	$3,489,416	$448,000	$282,786	$3,821,467	$(1,062,837)
Interest expense and interest and other income					79,442
Note receivable recovery					130,931

Loss before income taxes					$(852,464)

Six months ended June 30,	Revenues	Amortization	VAT	Other operating expenses	Operating profit (loss), before interest and other income

2008
Zi Technology	$5,759,065	$723,511	$245,097	$6,144,158	$(1,353,701)
Corporate	—	40,796	—	1,362,634	(1,403,430)

Total	$5,759,065	$764,307	$245,097	$7,706,792	$(2,757,131)
Interest expense and interest and other income					27,461

Loss before income taxes					(2,729,670)

2007
Zi Technology	$6,120,426	$848,678	$393,380	$5,421,454	$(543,086)
Corporate	—	77,440	—	1,954,136	(2,031,576)

Total	$6,120,426	$926,118	$393,380	$7,375,590	$(2,574,662)
Interest expense and interest and other income					109,358
Note receivable recovery					130,931

Loss before income taxes					$(2,334,373)

	June 30, 2008			December 31, 2007

	Capital and intangible assets	Other assets	Identifiable assets	Capital and intangible assets	Other assets	Identifiable assets

Zi Technology	$4,570,075	$3,908,354	$8,478,429	$4,364,019	$9,155,516	$13,519,535
Corporate	281,401	875,331	1,156,732	289,525	1,886,054	2,175,579

Total	$4,851,476	$4,783,685	$9,635,161	$4,653,544	$11,041,570	$15,695,114

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Three months ended June 30,	Revenues	Amortization	VAT	Other operating expenses	Operating profit (loss), before interest and other income

2008
Canada	$1,232,367	$315,569	$—	$1,622,433	$(705,635)
China	1,071,757	8,530	125,446	947,916	(10,135)
USA	345,799	1,160	—	823,298	(478,659)
Sweden	75,479	51,450	—	419,016	(394,987)
Other	—	—	—	61,236	(61,236)

Total	$2,725,402	$376,709	$125,446	$3,873,899	$(1,650,652)
Interest expense and interest and other income					6,415

Loss before income taxes					$(1,644,237)

2007
Canada	$1,354,716	$379,128	$—	$2,252,703	$(1,277,115)
China	1,889,347	20,013	282,786	727,454	859,094
USA	124,880	1,573	—	466,199	(342,892)
Sweden	120,473	44,887	—	369,945	(294,359)
Other	—	2,399	—	5,166	(7,565)

Total	$3,489,416	$448,000	$282,786	$3,821,467	$(1,062,837)
Interest expense and interest and other income					79,442
Note receivable recovery					130,931

Loss before income taxes					$(852,464)

Six months ended June 30,	Revenues	Amortization	VAT	Other operating expenses	Operating profit (loss), before interest and other income

2008
Canada	$2,898,789	$639,854	$—	$3,608,638	$(1,349,703)
China	2,256,797	21,601	245,097	1,775,934	214,165
USA	452,382	2,412	—	1,347,391	(897,421)
Sweden	151,097	100,440	—	756,448	(705,791)
Other	—	—	—	18,381	(18,381)

Total	$5,759,065	$764,307	$245,097	$7,506,792	$(2,757,131)
Interest expense and interest and other income					27,461

Loss before income taxes					$(2,729,670)

2007
Canada	$2,448,353	$787,779	$—	$4,348,967	$(2,688,393)
China	3,040,493	40,063	393,380	1,455,465	1,151,585
USA	385,633	3,269	—	836,535	(454,171)
Sweden	245,947	89,009	—	707,491	(550,553)
Other	—	5,998	—	27,132	(33,130)

Total	$6,120,426	$926,118	$393,380	$7,375,590	$(2,574,662)
Interest expense and interest and other income					109,358
Note receivable recovery					130,931

Loss before income taxes					$(2,334,373)

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

	June 30, 2008			December 31, 2007

	Capital and intangible assets	Other assets	Identifiable assets	Capital and intangible assets	Other assets	Identifiable assets

Canada	$3,478,312	$1,794,209	$5,272,521	$3,382,152	$3,844,589	$7,226,741
China	223,120	2,636,129	2,859,249	117,690	6,178,888	6,296,578
USA	14,704	95,244	109,948	17,117	513,117	530,234
Sweden	1,135,340	257,168	1,392,508	1,136,585	501,236	1,637,821
Other	—	935	935	—	3,740	3,740

Total	$4,851,476	$4,783,685	$9,365,161	$4,653,544	$11,041,570	$15,695,114

12. Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	June 30, 2008	December 31, 2007

Compensation	$959,299	$1,149,682
Withholding tax and income taxes payable	770,088	1,456,586
Trade accounts payable	744,095	1,539,077
Accounting and other compliance	244,997	441,146
Litigation and legal	135,105	11,784
Other accrued liabilities	—	78,732

Total	$2,853,584	$4,677,007

Loss per share

For the three and six months ended June 30, 2008, all stock options, RSAs, RSUs and warrants in the amount of 6,378,065 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (June 30, 2007 – 5,434,982).

13. Related Party Transactions

In the course of operations the Company has transactions with related parties. These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

The amounts due from (to) related parties are as follows:

	June 30, 2008	December 31, 2007

Due to law firm in which a former director is a partner	N/A	N/A
Due to law firm in which a director is a partner	$(41,819)	(1,938)
Due to a company in which an officer is a partner	N/A	$(116,000)

The following table outlines the Company’s related party transactions for the three month period ended June 30:

	2008	2007

Legal services provided by a law firm in which a former director is a partner	N/A	$39,980
Legal services provided by a law firm in which a director is a partner	$41,892	2,051
Consulting fees paid to a firm in which an officer is a partner	$4,700	$37,517

The following table outlines the Company’s related party transactions for the six month period ended June 30:

	2008	2007

Legal services provided by a law firm in which a former director is a partner	N/A	$146,315
Legal services provided by a law firm in which a director is a partner	$65,191	2,051
Consulting fees paid to a firm in which an officer is a partner	$28,600	$102,705

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2008 and 2007
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

14. Economic Dependence

For the six month period ended June 30, 2008, five Zi Technology customers accounted for 66 percent (2007 – 46 percent) of the Company’s total revenues. The loss of one or more of these customers could significantly affect the Company’s revenues.

15. Subsequent Events

There are no significant subsequent events.

16. Reclassification

Certain amounts have been reclassified to conform to the presentation adopted in the current period.

Corporate Information

Directors

Milos Djokovic
Director

Andrew M. Gertler
Director

Donald Hyde
Director

Donald P. Moore
Director

Robert Stefanski
Director

George Tai
Chairman of the Board

Senior Management Team

Milos Djokovic
President and Chief Executive Officer

Blair Mullin
Chief Financial Officer

Additional information is available on the Company’s website or by contacting:

Investor Relations

Cameron Associates Inc.
T    212-245-8800
E    investor@zicorp.com
W    www.zicorp.com

Banker

HSBC Bank Canada

Legal Counsel

Canada - Carscallen Leitch LLP
USA – Troutman Sanders LLP

Auditor

Ernst & Young LLP

Transfer Agent

Olympia Trust Company

Stock Exchange Listing

Nasdaq Capital Market: ZICA
Toronto Stock Exchange: ZIC

© 2008 Zi Corporation. All Rights Reserved. Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

2100 – 840 7th Avenue SW
Calgary, Ablerta, Canada, T2P 3G2
T   403.233.8875
F   403.233.8878
E   investor@zicorp.com
W  www.zicorp.com